

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2014

<u>Via E-Mail</u>
Gregory B. Maffei
President and Chief Executive Officer
Liberty TripAdvisor Holdings, Inc.
12300 Liberty Boulevard
Englewood, CO 80112

> **Re: Liberty TripAdvisor Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 6, 2014**
> **File No. 333-195705**

Dear Mr. Maffei:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Tell us what consideration you gave to including pro forma financial statements in accordance with Article 11 of Regulation S-X and SAB Topic 1.B.2 to reflect the effects of the changes in operations that may have affected historical revenues or expenses had they been implemented at the beginning of the historical period. In this regard, we note your disclosure on page 72 that you will borrow term loans in the amount of $400 million, and $350 million of the amount borrowed will be distributed to Liberty prior to the spin-off. Please also clarify whether there are any new, or modified, cost sharing arrangements, management agreements, compensation plans, or tax sharing arrangements that should be reflected in the pro forma financial statements.

2.   Please supplementally provide us with the documentation referred to in, or supporting, the following statements:

- "[TripAdvisor's] branded websites globally have received more than 260 million monthly unique visitors during the year ended December 31, 2013, according to Google Analytics."
- "TripAdvisor is the world's largest online travel company."

Please ensure that any materials supplementally provided are appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Further, we note that at least one other company also claims in its public filings to be the world's largest online travel company. In light of this, please include in your response any analysis necessary to reconcile this with your claim that TripAdvisor is the world's largest online travel company.

3.   Please revise to provide the disclosures required by Item 402 of Regulation S-K, or tell us why you are not required to do so. We refer you to Regulation S-K Compliance and Disclosure Interpretation Question 217.01 for guidance.

Outside Front Cover Page of Prospectus

4.   Please revise to clarify and provide context about the nature of the Liberty Interactive Corporation's Ventures Group and Interactive Group stock. Consider including a cross-reference to more fulsome disclosure in the prospectus that further explains the ownership interests of these series of common stock, both pre- and post-spin-off. Refer to our comments 6 and 7 below.

5.   Please disclose Mr. Malone's ownership interest.

Summary

Our Company, page 1

6.   Please consider providing an organizational chart that outlines the corporate structure and shows the changes and percentages of ownership of the various parties pre- and post-spin-off and reclassification.

7.   Please enhance your disclosure here and elsewhere in your prospectus, as appropriate, by providing a brief overview of the businesses, assets, and liabilities that comprise each of Liberty's Ventures Group and Interactive Group both pre- and post-spin-off. Please ensure that your disclosure clearly indicates whether any assets and liabilities currently comprising Liberty's Ventures Group, other than those being spun-off, will be redistributed in connection with the spin-off or the Proposed Reclassification to the Interactive Group (or to the QVC Group or Liberty Digital Commerce if the spin-off occurs after or concurrently with the Proposed Reclassification).

The Spin-Off, page 2

8.   To the extent possible, please quantify the costs associated with the proposed transactions. Please also clarify which entity will bear such costs.

9.   Please discuss whether the board considered alternatives to the spin-off and, if so, why they were rejected.

10.   Please provide information regarding the impact of sales of Liberty Ventures Group shares on or before the distribution date.

"What transactions are occurring in connection with the Spin-Off other than those involved in the internal restructuring?," page 4

11.   Please tell us, with a view towards revised disclosure, the identities of and the nature of your relationship with the third parties that are expected to guarantee the margin loans to be drawn by TripSPV.

12.   We note that Liberty intends to use the full $350 million of loan proceeds to be received from TripCo to repurchase shares of Liberty common stock. Please state whether the Liberty Ventures Group shareholders will be eligible to have their Liberty Ventures shares repurchased under Liberty's share repurchase program.

"What will the relationship be between TripCo and Liberty after the Spin-Off?," page 4

13.   Please expand this Q&A to provide more fulsome information on your expectations regarding your ongoing relationship with Liberty after the spin-off. For example, consider discussing the nature of your arrangements with Liberty and the period of time you expect these arrangements to continue after the spin-off.

Risk Factors

"Each of our company and TripAdvisor has significant indebtedness, which could adversely affect its business and financial condition," page 18

14.   Please expand the heading and text of this risk factor to further explain both your and TripAdvisor's debt loads, including information regarding your and TripAdvior's debt service obligations.

The Spin-Off

Reasons for the Spin-Off, page 36

15.   We note you statements here and elsewhere in the document that in determining to
        approve the spin-off, Liberty believes that the trading discount applied to Liberty
        Ventures common stock will be reduced "because separating TripCo will better highlight
        the discount at which the Liberty Ventures common stock historically has traded relative
        to the underlying asset composition of the Liberty Ventures tracking stock group."
        Additionally, we note the expectation that investors will have greater transparency with
        respect to your dominant business, TripAdvisor. Please explain why it was determined
        that the BuySeasons business should also be included in the spun-off entity, particularly
        in light of the fact that BuySeasons has not historically been included under the Liberty
        Ventures Group asset composition.

Conditions to the Spin-Off, page 38

16.   Please clarify whether closing of the margin loans that you refer to on page 72 is also a
        condition of the spin-off.

Description of Our Business

TripAdvisor, Inc., page 49

17.   Please tell us, with a view towards revised disclosure, how TripAdvisor's arrangements
        with Expedia will be impacted by the spin-off, including whether the various agreements
        with Expedia entered in connection with Expedia's spin-off of TripAdvisor will remain in
        effect. To the extent any of your agreements with Expedia are material, please update
        your disclosure to provide a brief description of the material terms of such agreements.

BuySeasons, page 52

18.   Please provide additional information regarding BuySeason's corporate history, including
        whether it was formed or acquired by Liberty and when.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Strategies and Challenges, page 57

19.   We note your disclosure that you have included an executive summary of the strategies
        and challenges of TripAdvisor only as this is your most significant operating business. In
        light of the fact that your entire operations post spin-off will be comprised of both your
        partial interest in TripAdvisor and your 100% interest in BuySeasons, and in light of the
        operating losses and decreases in revenue over recent periods sustained by BuySeasons,

please tell us your consideration for including a more balanced and meaningful discussion of known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way as a combined entity, as well as how management plans to address these issues.

Liquidity and Capital Resources, page 63

20.   Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance. Additionally, please address the impact on your liquidity of the new indebtedness expected to be assumed in connection with the spin-off.

Results of Operations—TripAdvisor, page 68

21.   Explain why you have included financial information for the year ended December 31, 2013 based on TripAdvisor, Inc.'s financial statements instead of TripCo. In this regard, clarify why you are not discussing TripCo.'s historical results of operations for 2013 compared to TripCo's pro forma results of operations for 2012. TripCo's pro forma results of operation would combine TripCo's and TripAdvisor, Inc.'s historical results with pro forma adjustments.

Description of Certain Indebtedness

Margin Loans, page 72

22.   Please expand your disclosure to discuss what constitutes a "default" under the terms of your margin loans.

Security Ownership of Certain Beneficial Owners and Management

Security Ownership of Certain Beneficial Owners, page 77

23.   In footnotes 5 and 6, please disclose the person or persons who have sole or shared voting and/or investment power over the securities owned by each legal entity. See Instruction 2 to Item 403 of Regulation S-K.

Security Ownership of Management, page 78

24.   Footnote 4 contains a disclaimer of beneficial ownership. Beneficial ownership disclosure in this table is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. To the extent that you retain this disclaimer, please provide us with a legal analysis supporting your belief that

beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares.

Certain Relationships and Related Party Transactions, page 82

25.   Please expand the introductory paragraph to this section to further describe your policies and procedures for the review of transactions with related persons. For example, please explain the types of transactions that will be covered by this policy, including whether there is a minimum threshold amount for a transaction with a related person to require board review. We refer you to Item 404(b) of Regulation S-K.

Financial Statements, F-2

26.   We note your disclosure in Note 11 that Expedia is a related party. Tell us what consideration you gave to separately stating transactions with Expedia on the face of the balance sheet, income statement, and statement of cash flows. We refer you to Rule 4-08(k) of Regulation S-X.

Notes to Combined Financial Statements

(1)Basis of Presentation

Spin-Off of TripCo from Liberty Interactive Corporation, page F-8

27.   We note your disclosure that the TripCo spin-off is intended to be accounted for at historical cost due to the pro rata nature of the distribution to shareholders of Liberty Ventures common stock. Tell us the authoritative accounting literature upon which you are relying in making this determination. In this regard, we note that the TripCo spin-off will be effected as a pro rata dividend of shares of TripCo to only the stockholders of Liberty Ventures common stock. As such, it appears that the shareholder ownership group of TripCo will be different than the shareholder ownership group of Liberty. Tell us how you took these factors into consideration in determining the accounting basis of this transaction.

28.   Please further explain the basis of presentation of your financial statements, including whether you consider the businesses acquired to represent discrete activities for which assets and liabilities are specifically identifiable. Clarify whether the financial statements reflect any allocations of assets and liabilities, or any allocations of general corporate expenses such as management, finance, legal, information technology, human resources, or other shared services, and the basis for such allocations. We refer you to SAB Topic 1.B. Also clarify whether the financial statements reflect all assets and liabilities of the acquired businesses, including those that will not be acquired/assumed as part of the acquisitions, and are representative of the company as if it had operated on a stand-alone

basis. Describe any such assets/liabilities that will not be acquired. Clarify your disclosures accordingly.

29.   Please clarify your disclosure to indicate whether you have incurred, or expect to incur, any significant separation expenses in connection with this transaction, including advisory, legal, accounting, and severance. Disclose the dollar amount of such expenses and clarify whether they are included or excluded in these financial statements.

(2) Summary of Significant Accounting Policies

Revenue Recognition

Merchandise Sales, page F-13

30.   Please clarify whether your recognize revenue gross of amounts paid to your suppliers, or the net commission. Tell us how you considered the provisions of ASC 605-45 in making this determination. As part of your response, clarify how your revenue is determined for these transactions, and whether you earn a fixed percentage of the price negotiated between the suppliers and customers, or whether you determine the selling price of the merchandise. Please also clarify whether you are responsible for fulfillment of the orders.

(6) Goodwill and Other Intangible Assets, page F-20

31.   Please tell us how you determined the amount of goodwill and intangibles to attribute to BuySeasons. Please clarify your disclosures accordingly.

(7) Debt, page F-22

32.   We note your disclosure that BuySeasons borrowed $30 million pursuant to its loan agreement with Liberty. Please clarify your disclosures to indicate whether this was in addition to the $11 million borrowed under the promissory note issued to Liberty from BuySeasons. Clarify how these debt balances and related interest expense are reflected in your financial statements and how your presentation complies with SAB Topic 1.B.1. Also, clarify whether this debt will be assumed by Liberty in connection with the spin-off.

(8) Income Taxes, page F-24

33.   We note your disclosure that TripCo, as combined, was included in the federal consolidated income tax return of Liberty during the periods presented. We further note your disclosure that TripAdvisor is not included in the Liberty consolidated group tax return and is not expected to be included in the TripCo tax return upon the completion of

the spin-off as TripCo owns less than 80% of TripAdvisor. Please reconcile these statements as they appear contradictory.

34.   We note that you recognized a tax benefit of $46 million relating to a change in tax rate, which required an adjustment to the recognized deferred taxes at the TripAdvisor level. Tell us how this tax benefit is reflected in the rate reconciliation included in TripAdvisor Inc.'s Form 10-K for the year ended December 31, 2013.

(12) Commitments and Contingencies

Operating Leases, page F-35

35.   Please clarify whether the rental expense and the future minimum lease commitments that you disclose include any allocated expenses for BuySeasons and, if so, describe how such amounts were determined.

TripAdvisor, Inc.

Report of Independent Registered Public Accounting Firm, page F-39

36.   The report contains references to disclosures provided in TripAdvisor, Inc.'s Form 10-K that are not included in this filing. In addition, the notes to the financial statements provide similar references. Please revise your disclosures to conform to this filing.

37.   Since you acquired TripAdvisor, Inc. on December 11, 2012, tell us why you are providing a full set of financial statements for TripAdvisor, Inc. for the three years ending December 31, 2013. Indicate whether these financial statements are being provided to satisfy Rule 3-05 of Regulation S-X. Further, describe your consideration of whether TripAdvisor, Inc. represents a predecessor to TripCo.

Exhibits

38.   Please file all of your exhibits that are to be filed by amendment as soon as practicable. We will need adequate time to review, in particular those related to the spin-off and your ongoing relationship with Liberty, and, if necessary, comment upon your disclosure regarding them.

39.   We note that a number of agreements that appear to be material to your business and operations have not been filed or included in your exhibit list. For example, it appears you should file the agreements governing TripAdvisor's relationships with its most significant advertising customers, Expedia and Priceline. See Item 601(b)(10) of Regulation S-K. Please file or incorporate by reference such agreements, and ensure that any other such material agreements have been filed as exhibits to your registration

statement. Further, please ensure that the material terms of such agreements are described in your prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any other questions. Should you require further assistance, you may contact me, at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
        Renee L. Wilm
        Baker Botts L.L.P.